

Mail Stop 3561

September 28, 2007

By Facsimile and U.S. Mail

Mr. David Cosper
Chief Financial Officer
Sonic Automotive, Inc.
6415 Idlewild Road, Suite 109
Charlotte, NC 28212

> **Re:** **Sonic Automotive, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 1-13395**

Dear Mr. Cosper:

    We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated September 4, 2007. Our review resulted in the following accounting comment.

1. We note your response to comment 2 of our letter dated July 26, 2007. Please explain in *detail* how senior management allocates resources of the Company. In this regard, you indicate that you have operating segments which are defined by geographic regions, although the reports which the CODM Group review contain detailed information down to the regional level (e.g. Alabama, North Los Angeles and Houston). Please explain in detail why you do not consider regions as operating segments pursuant to paragraph 10 of SFAS no. 131. Furthermore, please provide *three* years of *comparable* revenue, profit (loss) and margin history, and asset information for each region. Based on the information provided to us it appears the regions identified in your CODM materials are not

economically similar. See EITF Issue 04-10 regarding guidance on aggregating operating segments. We may have further comment.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio, Review Accountant, at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant